8.01 Letter of Intent dated April 4, 2005

San Remo Resources Ltd.
1400, 350 7th Ave SW
Calgary Alberta
T2P 3N9

April 4, 2005

MineCore International, Inc.
110 East Broward Boulevard, Suite 750
Fort Lauderdale, Florida, 33301
Attention: Mr. Daniele Forigo,
President

Re: Letter of Intent-To purchase 50% Interest in the La Fortuna Gold Prospect

Dear Mr. Forigo;

        This letter of intent (“Letter”) confirms our understanding and sets forth an outline of certain preliminary terms of a proposed transaction (“Transaction”) between San Remo Resources Ltd., an Alberta, Canada corporation (“PURCHASER”) and MineCore International, Inc. (“SELLER”). In this Letter, PURCHASER and SELLER are sometimes collectively called the “Parties,”

        Upon execution of this Letter by the Parties, it is intended that this Letter will provide a framework for the Parties to enter into a Definitive Agreement (as defined below). Any obligation to proceed with the Transaction as outlined herein is expressly subject, among other things, to the execution and delivery of a written Definitive Agreement by the Parties. It is expressly understood and agreed by the Parties that the provisions contained in paragraph 1 and its subparagraphs of this Letter are an expression of interest only and are not binding; provided however, that the provisions contained in Sections 1.6.e, 3, 5, 6, 7, 8, 10, 11, 12, 13, 15, and 16 hereof shall be binding on the Parties notwithstanding the termination of this Letter for any reason (“Binding Provisions”).

1.	TRANSACTION

1.	WHEREAS, SELLER owns One Hundred percent (100%) of the shares of Consorcio Minero Miamo C.A. (“CORP”), a company incorporated under the laws of Venezuela for the purpose of operating, exploring, developing, mining, marketing and selling precious metals and other products including gold deposits located in Venezuela; and

2.	WHEREAS, CORP has a contract with “Corporacion Venezolana De Guayana”, a governmental entity, created by Decree No. 430, dated December 29, 1960, amended by Decree No. 676 published in Special Official Gazette No. 3574, dated June 21, 1985, whereby CORP has been assigned to perform exploration, development and exploitation activities of vein alluvion and ore minerals within the Guayana region on an area called Fortuna I, located within the Guayana Region, in Municipio Foraneo San Isiaro of Municipio Autonomo Sifontes of Estado Bolivar, with an extension of five hundred and twenty hectares, six hundred and forty square meters (520.064 ha) (“LA FORTUNA GOLD PROSPECT”).

3.	SELLER requires the assistance of the PURCHASER in order to finance, explore, develop, market, and sell the products and services of the LA FORTUNA GOLD PROSPECT; and

4.	WHEREAS, the PURCHASER is desirous of purchasing from SELLER a 50% interest in the LA FORTUNA GOLD PROSPECT to finance, explore, develop, market, and sell its products and services upon the terms and conditions hereinafter set out; and

5.	WHEREAS, Alex Peter Tsakumis is the President of PURCHASER; and

6.	WHEREAS, the Parties will promptly, subject to the terms and conditions of this Letter, pursue negotiations of the specific terms of the Definitive Agreement. The Parties agree that SELLER’s counsel shall prepare an initial draft of the Definitive Agreement. The execution of any such Definitive Agreement would be subject to the satisfactory completion of the PURCHASER’s ongoing investigation of the CORP’s assets, and would also be subject to approval by the respective Parties’ boards of directors no later than April 15, 2005. Based on the information currently known to PURCHASER, it is proposed that the Definitive Agreement, with an effective date of April 1, 2005, include the following terms:

a.	Basic Transaction

SELLER agrees to sell and/or assign Fifty percent (50%) of the interest of the LA FORTUNA GOLD PROSPECT (“SELLER’S INTEREST”) to PURCHASER at the price set forth in Paragraph 1b below. The closing of this Transaction (the “Closing”) would occur as soon as possible after the satisfaction or waiver of all other closing conditions; but in no event later than June 30, 2005. The Parties shall endeavor to structure the Transaction so that it will minimize the Parties’ tax liability under the Internal Revenue Code.

b.	Purchase Price

PURCHASER agrees to issue Eight Million (8,000,000) shares (“PURCHASER SHARES”) to SELLER for SELLER’S INTEREST. The Parties agree that the value of the PURCHASER SHARES will be CDN Twenty five Cents (CDN$0.25) per PURCHASER SHARE for a total purchase price of Two Million ($2,000,000) Canadian dollars (the “Purchase Price”).

c.	Option to Purchase

PURCHASER will have the option to purchase the remaining 50% interest in the LA FORTUNA GOLD PROSPECT from SELLER on a “first right of refusal basis.”

d.	Covenant to Finance

PURCHASER will make its best efforts to raise CDN$1,000,000 in equity financing for the purpose of testing and reserve development on the LA FORTUNA GOLD PROSPECT.

e.	TSX-V rule 43-101 compliant Report

SELLER will prepare a report that complies with TSX-V rule 43-101 to ensure that the LA FORTUNA GOLD PROSPECT meets the TSX requirements as a major transaction. PURCHASER and SELLER shall share the cost responsibility with regards to the final completion of the 43-101 compliant report.

f.	Other Terms

The SELLER will make comprehensive representations and warranties to PURCHASER and will provide comprehensive covenants, indemnities and other protections for the benefit of PURCHASER. The consummation of the Transaction by the PURCHASER would be subject to the satisfaction of various conditions, including the condition that SELLER shall be authorized by the Board of Directors to assign SELLER’S INTEREST to PURCHASER and that all appropriate federal and state securities laws and regulations shall be complied with by the PURCHASER and SELLER.

g	Unwinding of Transaction.

In the event that PURCHASER is not trading on a Public Exchange, i.e. the TSX or the OTC Bulletin Board, within twelve (12) months from the Closing, SELLER may, at any time after twelve (12) months from the Closing and prior to twenty-four (24) months after the Closing, terminate and unwind the Transaction upon written notice to PURCHASER. Upon receipt of such written notice of termination and unwind, PURCHASER shall promptly return all of SELLER’s INTEREST, subject to prorating, back to SELLER. SELLER shall simultaneously transfer the PURCHASER SHARES to PURCHASER. The SELLER’s INTEREST that shall be transferred to SELLER will be prorated if SELLER transfers less than PURCHASER’S SHARES back to PURCHASER. Following such termination, unwinding and transfers, the Parties shall have no further obligations under the Letter or the Definitive Agreement, except for the Binding Provision.

h.	Definitive Agreements.

The Parties will consult with their respective attorneys, accountants, investment bankers and other professional advisors, as they deem necessary and appropriate, for the purpose of negotiating and entering into a definitive agreement setting forth the rights and obligations of the Parties with respect to the Transaction (the “Definitive Agreement”), together with any other necessary or appropriate agreements or instruments.

2. ACCESS

        During the period from the date this Letter is signed by the Parties (the “Signing Date”) until the date on which SELLER provides PURCHASER with written notice that negotiations toward a Definitive Agreement are terminated (the “Termination Date”), CORP will afford full and free access to their personnel, properties, contracts, books and records, and all other documents and data during business hours and upon reasonable notice by the PURCHASER.

3. EXCLUSIVE DEALINGS

        Until the later of (i) 360 days after the Signing Date or (ii) the Termination Date:

a.	The PURCHASER will not directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of any other person relating to the Transaction, whether directly or indirectly, through purchase, merger, consolidation, or otherwise; and

b.	The PURCHASER will immediately notify the SELLER regarding any contact between PURCHASER or their respective representatives and any other person regarding any such offer or proposal or any related inquiry.

4. CONDUCT OF BUSINESS

        During the period from the Signing Date until the earlier of the Termination Date or the execution of a Definitive Agreement, PURCHASER will operate its business in the ordinary course and agree to refrain from entering into any transactions, unless otherwise approved by the SELLER, in writing, such approval shall not unreasonably withheld.

5. CONDITIONS TO CONSUMMATION

        The consummation of the Transaction shall be subject, among other things, to:

a.	Completion of the due diligence satisfactory to the SELLER and PURCHASER, respectively, in its sole discretion;

b.	Receipt of all necessary consents and approvals of governmental entities and any other third parties;

c.	Execution and delivery of the Definitive Agreement approved by the Board of Directors of the SELLER and PURCHASER;

d.	Clearance by the Securities and Exchange Commission of the Company’s proxy statement for use in connection with a special meeting of shareholders relating to the Transaction, if applicable;

e.	Approval of the principal terms of the Transaction by the affirmative vote of holders of the necessary outstanding shares of PURCHASER Common Stock (pursuant to the Company’s articles of incorporation, bylaws or state statute) at a duly held special meeting of shareholders, if applicable;

f.	Approval of the principal terms of the Transaction by the affirmative vote of holders of the necessary outstanding shares of the capital stock of PURCHASER and SELLER (pursuant to the Company’s articles of incorporation, bylaws or state statute) at a duly held special meeting of shareholders, if applicable;

g.	Compliance with all other applicable laws and regulations, including blue sky laws, and the absence of a “stop order” or an injunction seeking to prevent the Transaction;

j.	Absence of any material adverse change in the business, financial condition, assets, prospects or operations of the PURCHASER since the effective date of the Definitive Agreement (or other such date(s) as the Parties may agree).

6. CONFIDENTIALITY

        Except as and to the extent required by law, the PURCHASER may not directly or indirectly disclose, or use, and will direct its officers, directors, agents or representatives not to disclose or use to the detriment of the SELLER, or directly or indirectly for or to the benefit to the PURCHASER any Confidential Information (as defined below) furnished, or to be furnished, by the SELLER or their respective representatives at any time or in any manner whatsoever other than in connection with its evaluation of the Transaction proposed in this Letter. For purposes of this Paragraph, “Confidential Information” means any information about the SELLER stamped “confidential” or identified in writing as such to the PURCHASER promptly following its disclosure, unless such information becomes publicly available through no fault of the PURCHASER or its officers, directors, agents or representatives, (a) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Transaction, or (b) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. Upon the written request of the SELLER or termination of this Letter, the PURCHASER will promptly return to the SELLER or destroy any and all Confidential Information in its possession and certify in writing to the SELLER that it has done so.

7. DISCLOSURE

        Except as and to the extent required by law, without the prior written consent of the SELLER, PURCHASER will direct its officers, directors, agents or representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding, a possible transaction between the Parties or any of the terms, conditions, or other aspects of the transaction proposed in this Letter. If PURCHASER is required by law to make any such disclosure, it must first provide to the SELLER the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

8. COSTS

        The Parties will be responsible for and bear all of its own costs and expenses (including any broker’s or finder’s fees and the expenses of its representatives) incurred at any time in connection with pursuing or consummating the Transaction.

9. CONSENTS

        During the period from the Signing Date until the earlier of the Termination Date or the execution of a Definitive Agreement, the Parties will cooperate with each other and proceed, as promptly as is reasonably practical, to obtain all consents of third parties necessary in order to consummate the Transaction.

10. ENTIRE AGREEMENT

        The Binding Provisions constitute the entire agreement between the parties, and supersede all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the parties on the subject matter hereof. Except as otherwise provided herein, the Binding Provisions may be amended or modified only by a writing executed by all of the parties.

11. GOVERNING LAW

        The Binding Provisions will be governed by and construed under the laws of the Province of Alberta, Canada or the State of Florida at the option of the SELLER in its sole discretion without regard to conflicts of laws principles.

12. JURISDICTION: SERVICE OF PROCESS

        Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Letter may be brought against any of the parties in the courts of the Province of Alberta or the State of Florida, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

13. TERMINATION

        The Binding Provisions will automatically terminate on April 30, 2006 and may be terminated earlier upon written notice by SELLER to PURCHASER for any reason whatsoever or no reason, with or without cause, at any time; provided, however, that the termination of the Binding Provisions will not affect the liability of PURCHASER for breach of any of the Binding Provisions prior to the termination. Upon termination, the parties will have no further obligations hereunder, except as stated in Paragraphs 1.6.e, 3, 5, 6, 7, 8, 10, 11, 12, 13, 15 and 16 of this Letter, which will survive any such termination.

14. ASSIGNMENT

        Prior to Closing, SELLER may assign its interest in or under this Agreement or in the SHARES without the prior written consent of the PURCHASER.

15. COUNTERPARTS

        This Letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Letter and all of which, when taken together, will be deemed to constitute one and the same agreement.

16. NO LIABILITY

        Paragraph 1 and its subparagraphs of this Letter do not constitute and will not give rise to any legally binding obligation on the part of the SELLER. Moreover, except as expressly provided in the Binding Provisions (or as expressly provided in any binding written agreement that the Parties may enter into in the future), no past or future action, course of conduct, or failure to act relating to the Transaction, or relating to the negotiation of the terms of the Transaction or any Definitive Agreement, will give rise to or serve as a basis for any obligation or other liability on the part of the SELLER.

        If you are in agreement with the foregoing, please sign and return one copy of this Letter, which thereupon will constitute our agreement with respect to its subject matter.

Very truly yours, San Remo Resources Ltd. BY: /S/ Alex Peter Tsakumis —————————————— Alex Peter Tsakumis President

Duly executed and agreed as to the Binding Provisions on April ____, 2005.

MineCore International, Inc.:
/s/ D. L. Forigo
>Mr. D. L. (Dan) Forigo, Its: President